                            September 20, 2000

VIA FACSIMILE
-------------
Board of Directors of
Prime Retail, L.P.
c/o Glenn D. Reschke
Chief Executive Officer
Prime Retail, Inc.
100 Each Pratt Street
19th Floor
Baltimore, MD  21202

Re:  PROPOSED PRT RECAPITALIZATION

Ladies and Gentlemen:

     The purpose of this letter is to outline the material terms and conditions of a proposed financial transaction between Prime Retail, L.P. ("PRT") and a to-be-formed joint venture between The Prime Group, Inc. and Craig Realty Group (the "Venture"). The proposed transaction should provide sufficient capital to PRT to (a) retire all short-term indebtedness that is in current default, (b) pay all of its outstanding accounts payable and other short-term obligations, and (c) pay all accrued and unpaid dividends on its Series A and Series B preferred stock. The proposed transaction also reduces the overall leverage of the company by over $280.0 million and improves key financial ratios to ensure compliance with the covenants in the Greenwich debt facility. Furthermore, the reinstatement of the preferred dividend should have a beneficial impact on the market value of the company's preferred and common stock.

     Our proposal consists of the purchase of five properties from PRT (Gilroy, Kittery, Michigan City, Waterloo and Puerto Rico, including the expansion land) for $280.0 million, which consists of $105.0 million in cash plus the assumption of the existing first mortgage in the principal amount of $175.0 million. The purchase of assets will be subject to:

    (a) a thirty day due diligence period, to commence upon PRT board approval of this proposal;

    (b)  execution of definitive documentation;

    (c) consent of the first mortgage to the transfer of the properties to the Venture;

Board of Directors, Prime Retail, L.P.
Re:  Proposed PRT Recapitalization
September 20, 2000
Page 2

     (d) conveyance of fee simple title, subject only to liens and encumbrances acceptable to the Venture; and

     (e) receipt of tenant estoppel letters, in form and substance reasonably acceptable to the Venture, from tenants representing no less that 75% of the total gross rent from the properties;

     (f) at closing, PRT will credit the Venture for any remaining unpaid and unfunded construction costs (Phase I base building and tenant finish allowances for 95% occupancy) at the Puerto Rico project; and

     (g) receipt of 5,000,000 warrants to purchase PRT common stock at $1.50 per share (outstanding for a three-year term).

     Upon completion of the foregoing transaction, we estimate that PRT will have the following sources and uses of capital:


     Sources                                                   (000's)
     -------                                                  ---------
     Sale of Four Outlet Centers (net of debt)                  $ 65,000
     Sale of Hagerstown (net)                                     18,500
     Sale of Puerto Rico                                          40,000
                                                                --------
          Total sources                                         $123,500
                                                                ========

     Uses
     -----
     Repay Mercantile Line of Credit                            $ 25,000
     Repay FBR Asset Loan                                         20,000
     Repay Nomura Line of Credit                                  37,000
     Accounts Payable Clean-up                                    10,000
     Purchase Gilroy Land Lease                                    6,800
     Paydown on Bellport First Mortgage                            3,000
     Costs and Closing Prorations                                  1,000
     Marketing Subsidy                                             3,000
     Unpaid Preferred Dividends                                   17,000
     Excess Cash                                                     700
                                                                --------
          Total Uses                                            $123,500
                                                                ========


     In the first year after closing, we estimate that PRT would have $69.6 million of funds from operations ("FFO"), increasing to $75.6 million in the second year, and $50.6 million of cash available for distribution ("CAD"), increasing to $55.8 million in the second year. See Exhibit A attached hereto. This equates to FFO per diluted share of $.87, increasing to $1.01 in the second year, and CAD per

Board of Directors, Prime Retail, L.P.
Re:  Proposed PRT Recapitalization
September 20, 2000
Page 3

diluted share of $.51, increasing to $.61 in the second year.

     Our Venture is prepared to meet with your board, and its financial advisors and legal representatives, to further discuss this proposal and to respond to any questions. Funding for this transaction is being provided by our respective companies and by GMAC Commercial Mortgage Corporation, a subsidiary of General Motors Acceptance Corporation ("GMAC").

     In consideration of the Venture's obligations hereunder, PRT shall grant the Venture a ninety-day exclusive right to undertake due diligence on the company and to negotiate the terms and conditions of a "friendly" tender offer to acquire no less than a majority interest in PRT, subject to terms and conditions to be approved by the board of PRT. The Venture, and any entity or person participating with the Venture, will agree to execute customary confidentiality and standstill agreements with PRT. The outcome of such negotiations shall in no way affect the obligations of the Venture to purchase, nor PRT to sell, the five properties.

     This proposal is subject to strict confidentiality until the Venture completes its due diligence on the transaction. Upon completion of due diligence, the Venture will fund into escrow a $3.0 million earnest money deposit, refundable only in the event of a failure of any closing conditions. We propose to close the transaction within five business days after satisfaction of all closing conditions. This proposal will remain in effect until the close of business on Friday, September 29, 2000.

     We believe that the proposal set forth herein is in the best interests of the preferred and common shareholders of PRT and, therefore, we respectfully request the support of this proposal from the PRT board of directors.

                        Respectfully Submitted,

Craig Realty Group                           The Prime Group, Inc.

By:  /s/ Steven L. Craig                     By:  /s/ Michael W. Reschke
     ---------------------                        ----------------------
Its: President                               Its: CEO


Attachments
MWR/cgb